RECEIVED

2006 JUN 21 P 2:38

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

14 June 2006

06014559

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

SUPPL

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s)..

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

6/21

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

07 JUNE TO 14 JUNE 2006

229	14/06/2006 : 09:02:00	Smiths Group PLC - Director Declaration

Regulatory Announcement

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Declaration
Released	09:02 14-Jun-06
Number	5459E

smiths

Smiths Group appoints new non-executive director

14 June 2006

Smiths Group plc announces the appointment of Sir Kevin Tebbit, KCB, CMG as a non-executive director with effect from today.

Sir Kevin enjoyed a distinguished career serving widely in policy, management and finance posts in the Foreign & Commonwealth Office, NATO and finally the Ministry of Defence where he was Permanent Under-Secretary of State from July 1998 to his retirement in November 2005.

Donald Brydon, Chairman, Smiths Group plc said: "Sir Kevin brings a depth of experience acquired during his exceptional career in public service, both at home and abroad, which will be of great benefit to the Board. I am delighted that he will be joining as a director. Smiths is a global business and I am certain that Sir Kevin will make an important contribution. "

Smiths Group
Smiths is a global engineering business, listed on the London Stock Exchange. Smiths Group focuses on high performance applications, building and sustaining market-leading businesses in growth sectors. It reaches deep into global markets taking its manufacturing closer to its customers. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths-group.com

There is no information which requires disclosure pursuant to Rule LR 9.6.13 R of the FSA Listing Rules.

Contact: Media
Chris Fox
+44 (0)20 8457 8403

Contact: Investor Relations
Russell Plumley
+44 (0)20 8457 8203

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